UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

INTRALINKS HOLDINGS, INC.

(Name of Subject Company (Issuer))

GL MERGER SUB, INC.

a wholly owned direct subsidiary of

SYNCHRONOSS TECHNOLOGIES, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

46118H104

(CUSIP Number of Class of Securities)

Ronald J. Prague

Executive Vice President, General Counsel and Corporate Secretary

Synchronoss Technologies, Inc.

200 Crossing Boulevard, 8th Floor

Bridgewater, New Jersey 08807

Telephone: (408) 235-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc F. Dupré
Andrew Y. Luh
Keith J. Scherer

Nevin B. Fox
Albert W. Vanderlaan
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive, Suite 900
Boston, MA 02210
(617) 648-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*                 Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by GL Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Synchronoss Technologies, Inc. (“Synchronoss”), for all of the outstanding common stock of Intralinks Holdings, Inc. (“Intralinks”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of December 5, 2016, among Merger Sub, Synchronoss and Intralinks.

In connection with the proposed acquisition of Intralinks, Synchronoss will commence a tender offer for the outstanding shares of Intralinks.  The tender offer has not yet commenced.  This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Intralinks, nor is it a substitute for the tender offer materials that Synchronoss and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender is commenced, Synchronoss and its acquisition subsidiary will file tender offer materials on Schedule TO, and Intralinks will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Intralinks are urged to read these documents when they become available because they will contain important information that holders of Intralinks securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Intralinks at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 12.    Exhibits.

Exhibit No.	Description
Exhibit 99.1	Edited Transcript of December 6, 2016 Conference Call Held by Synchronoss Technologies, Inc.

Exhibit 99.2	Employee Presentation issued by Synchronoss Technologies, Inc. on December 7, 2016

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2016

GL Merger Sub, Inc.

By:	/s/ Stephen G. Waldis
	Name:	Stephen G. Waldis
	Title:	President

Synchronoss Technologies, Inc.

By:	/s/ Stephen G. Waldis
	Name:	Stephen G. Waldis
	Title:	Chairman of the Board of Directors And Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Edited Transcript of December 6, 2016 Conference Call Held by Synchronoss Technologies, Inc.

Exhibit 99.2	Employee Presentation issued by Synchronoss Technologies, Inc. on December 7, 2016